12010597

SEC Mail Processing Section

FEB 29 2012

Washington, DC 125

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68563

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/14/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cigna Benefits Financing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Cottage Grove Road
(No. and Street)

Bloomfield (City) CT (State) 06002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee Foley 860-226-2172
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address), Boston (City), MA (State) 02110 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 4/3

OATH OR AFFIRMATION

I, Robert Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cigna Benefits Financing, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature]
Notary Public
Com. Exp. 7/31/13

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2011

pwc

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2011

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

INDEX

December 31, 2011

pwc

Report of Independent Auditors

To the Board of Directors of Cigna Benefits Financing, Inc.:

In our opinion, the accompanying statement of financial condition and the related statement of income, stockholder's equity and cash flows present fairly in all material respects, the financial position of Cigna Benefits Financing, Inc. (a wholly owned subsidiary of Cigna Investments, Inc.) (the "Company") at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in the accompanying notes to the financial statements, the Company has significant transactions with an affiliated entity, Connecticut General Life Insurance Company.

PricewaterhouseCoopers LLP

February 28, 2012

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Statement of Financial Condition
As of December 31, 2011

(Amounts in 000's)

Assets:	
Cash	$1,163
Total Assets	$1,163
Liabilities:	
Accounts Payable and Accrued Expenses	$80
Taxes Payable to Parent	29
Total Liabilities	$109
Equity:	
Common Stock, $1 par value per share. Authorized and outstanding 1,000 shares	$1
Contributed Capital	999
Retained Earnings	54
Total Equity	$1,054
Total Liabilities and Equity	$1,163

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Statement of Income
As of December 31, 2011

(Amounts in 000's)

Income:	
Servicing Fees	$981
Expenses:	
Employee Compensation and Benefits	805
General Expenses	40
Rent	37
Regulatory Fees	6
Other Expenses	10
Total Expenses	898
Net Income before Income Taxes	83
Provision for Income Taxes	29
Net Income	$54

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Statement of Stockholder's Equity
For the Year Ended December 31, 2011

(Amounts in 000's)

	Common Stock	Contributed Capital	Retained Earnings	Total
Balance December 31, 2010	1	999	-	1,000
Net Income	-	-	54	54
Balance December 31, 2011	$1	$999	$54	$1,054

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Statement of Cash Flows
As of December 31, 2011

(Amounts in 000's)

Cash Flows from Operating Activities:	
Net Income	$54
Net Changes in Assets and Liabilities:	
Accounts Payable and Accrued Expenses	80
Taxes Payable to Parent	29
Net Cash Provided by Operating Activities	163
Cash at Beginning of Year	1,000
Cash at End of Year	$1,163

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Notes to Financial Statements
December 31, 2011

Note 1 – Organization and Nature of Business

Cigna Benefits Financing, Inc. (the "Company") is a wholly-owned subsidiary of Cigna Investments, Inc. ("CII"), which is an indirect wholly-owned subsidiary of Cigna Corporation ("Cigna"). The Company, formed in 2010, is a broker-dealer company incorporated in the State of Delaware. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC"). CII provided an initial capital funding of $25 thousand on May 18, 2010. A second capital funding of $975 thousand, requested by FINRA as a condition of membership approval, was received on October 19, 2010. The Company commenced operations on January 14, 2011 after receiving FINRA membership approval. The business of the Company consists of supervising the sale and servicing of corporate owned variable life insurance polices issued by its affiliate, Connecticut General Life Insurance Company ("CGLIC").

Note 2 – Summary of Significant Accounting Policies:

Basis of Presentation

The Financial Statements of the Company were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Amounts recorded in the financial statements reflect management's estimates and assumptions about investment valuation and other factors. Significant estimates are discussed throughout these Notes to the financial statements; however, actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated United States federal income tax return filed by Cigna, the Company's ultimate parent. Pursuant to the Tax Sharing Agreement with Cigna, federal income taxes are allocated to the Company as if it were filing on a separate return basis. Note 5 contains detailed information about the Company's income taxes.

Revenue Recognition

In accordance with the Expense Sharing and Servicing Agreement with its affiliate, CGLIC, the Company recognizes fee income on a monthly basis. During 2011, CGLIC paid the Company $981 thousand for broker dealer services.

Note 3 – Related Party Transactions

The Company has an Expense Sharing and Servicing Agreement with its affiliate, CGLIC. The Company reimburses CGLIC on a monthly basis for all incurred expenses, including employee compensation and benefits, rent and other general expenses. During 2011, the Company reimbursed CGLIC $892 thousand and received fee income of $981 thousand.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). During the first twelve months after commencing business, the Under the Uniform Net Capital Rule requires a broker/dealer that does not receive or hold funds or securities for customers and does not carry accounts for customers, to maintain net capital of $5 thousand or 12.5% of aggregate indebtedness, whichever is greater. At December 31, 2011, the Company had net capital of $1,054 thousand, which was $1,040 thousand in excess of its required net capital of $14 thousand. The Company had aggregate indebtedness of $109 thousand at December 31, 2011 and its ratio of aggregate indebtedness to net capital was 10.4 to 1.

Note 5 – Income Taxes

The Company is a member of a consolidated federal income tax sharing agreement and calculates deferred taxes on a separate company, reporting entity basis. The Company's gross deferred tax assets and liabilities are determined by identifying its temporary differences. These temporary differences are measured using a "balance sheet" approach by comparing GAAP and tax basis balance sheets for the Company.

The components of income taxes for the year ended December 31, 2011 were as follows:

(In 000's)	2011
Current taxes	$29
Deferred taxes	-
Total income tax expense	$29

Total income taxes for the year ended December 31, 2011 were the same as the amount computed using the nominal federal income tax rate of 35%.

During the first quarter of 2011, the IRS completed its examination of Cigna's 2007 and 2008 consolidated federal income tax returns. The Company did not record any adjustment as a result of the audit.

The IRS is scheduled to begin the examination of the 2009 and 2010 tax returns in 2012.

Note 6 – Commitments and Contingencies

The Company has committed to reimburse CGLIC for the expenses paid on its behalf within 30 days following the close of the month, as specified in the Expense Sharing and Servicing Agreement.

The Company, in its capacity as a broker dealer, is subject to examination by regulatory agencies and can be subject to litigation and various claims. The Company's management is not aware of any matters that will have a material effect on the Company's results of operations or financial position.

Note 7 – Subsequent Events

The Company is not aware of any events that occurred subsequent to the close of the books or accounts for this statement which would have had a material effect on the financial condition of the Company. In preparing these financials, the Company has evaluated events that occurred between the balance sheet date and February 28, 2012, the date the financial statements were issued.

Schedule I
Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

For the Year Ended December 31, 2011
(Amounts in 000's)

Net Capital

Total ownership equity qualified for Net Capital	$1,054
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated borrowings	1,054
Deductions / charges	-
Other additions and/or allowable credits	-
Net Capital before haircuts on securities positions	1,054
Haircuts on Securities	-
Net Capital	$1,054

Aggregate Indebtedness

Total AI liabilities from Statement of Financial Condition	109
Add:	
Drafts for immediate credit	-
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	$109
Percentage of aggregate Indebtedness to net capital	10.4

Computation of Basic Net Capital Requirement

Minimum net capital required	$14
Excess net capital	1,040
Net capital less greater of: 10% of aggregate indebtedness or 120% of minimum net capital required	1,038

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: There are no material differences between this audited Computation of Net Capital (Schedule I) prepared by Cigna Benefits Financing, Inc. and included in the Company's unaudited Part II FOCUS Report as of December 31, 2011

Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2011
Schedule II

The company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

See accompanying independent auditor's report.

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Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors of Cigna Benefits Financing, Inc.:

In planning and performing our audit of the financial statements of Cigna Benefits Financing, Inc.,(a wholly owned subsidiary of Cigna Investments, Inc.) (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011

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